UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 29, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Southern Airlines Company Limited

File No. 1-14660 - CF#25705

_____

China Southern Airlines Company Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 28, 2010.

Based on representations by China Southern Airlines Company Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period(s) specified:

Exhibit 4.3	through December 31, 2018
Exhibit 4.4	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel